SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEBRUARY TRAFFIC DOWN 95% TO 0.5m GUESTS
78% LOAD FACTOR AS COVID-19 CONTINUES TO IMPACT TRAFFIC

Ryanair Holdings plc today (2 Mar) released February traffic statistics as follows:

	2020	2021	Growth
Ryanair Group	10.5m	0.5m	-95%

Rolling Annual	153.8m	32.7m (74% LF)	-79%

Ryanair operated approx. 6% of its normal February schedule with a 78% load factor.

ENDS

For further information
please contact:                            Alejandra Ruiz                         Piaras Kelly
                                                     Ryanair DAC                           Edelman Ireland
                                                     Tel: +353-1-9451799              Tel: +353-1-592 1330
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 March, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary